UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                             RHINO ECOSYSTEMS, INC.
                 (Name of Small Business Issuer in its charter)

           Florida                                       65-0939751
-------------------------------                -------------------------------
(State or other jurisdiction of                (I.R.S. Employer Identification
incorporation or organization)                             Number)


    40 Trowers Road, Woodbridge, Ontario, Canada                L4L 7K6
    --------------------------------------------               ----------
      (Address of principal executive offices)                 (zip code)

                    Issuer's telephone number: (905) 264-0198

           Securities to be registered under Section 12(g) of the Act:


Title  of  each class              Name  of each exchange on which each class
                                              is  to be registered
---------------------              ------------------------------------------
Common                             OTC Bulletin Board


        Securities to be registered pursuant to Section 12(g) of the Act.
                         Common Stock, $.0001 par value


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                                TABLE OF CONTENTS

INTRODUCTORY STATEMENT............................................................................................1

ITEM 1.     DESCRIPTION OF BUSINESS...............................................................................1
         A.       Business Development and Summary................................................................1
         B.       Principal Products..............................................................................3
         C.       Manufacturing...................................................................................5
         D.       The Market and Product Distribution ............................................................6
         E.       Marketing Strategy..............................................................................6

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND PLAN OF OPERATION.................................................................................8
         A.       General Discussion of the Company...............................................................8
         B.       Segment Data....................................................................................9
         C.       Governmental Approval, Regulation and Environmental Compliance .................................9
         D.       Risks Associated with Operations................................................................9
         E.       Competition....................................................................................10
         F.       Developing and Changing Market.................................................................11
         G.       Employees......................................................................................11
         H.       Risks Associated with Year 2000................................................................11
         I.       Additional Information.........................................................................11

ITEM 3.     DESCRIPTION OF PROPERTY..............................................................................12

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT...........................................................................................12

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
            PERSONS..............................................................................................12

ITEM 6.     EXECUTIVE COMPENSATION...............................................................................14
                  Key Officer Employment Agreements..............................................................14
                  Compensation of Directors......................................................................14
                  Stock Option Plan and Non-Employee Directors' Plan.............................................15

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................................................15

ITEM 8.     DESCRIPTION OF SECURITIES............................................................................15
                  Transfer Agent.................................................................................16

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
PART II  ........................................................................................................16

ITEM 1.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS..............................................................................................16

ITEM 2.     LEGAL PROCEEDINGS....................................................................................16

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................................................16

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES..............................................................16

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................................17

FINANCIAL STATEMENTS.............................................................................................17

EXHIBITS ........................................................................................................18

INTRODUCTORY STATEMENT

     Rhino Ecosystems, Inc. (the "Company" or "Rhino") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

     This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1.  DESCRIPTION OF BUSINESS

A.  Business Development and Summary

     Rhino Ecosystems, Inc., hereinafter referred to as the "Company" or "Rhino", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Florida on April 7, 1999. The articles of the Company authorized the issuance of twenty five million (25,000,000) shares of Common Stock at a par value of $0.0001 per share. Rhino shall also include all references to its majority owned subsidiary, Rhino Ecosystems, Inc., a company subject to the provisions of the Business Corporations Act of Ontario.

     Rhino has invented and tested a patented technology known as the RINO(TM) System which stands for "Refuse In Nothing Out." Rhino has applied for a trademark on the corporate logo and name "RINO" and has a Canadian patent pending, Patent # 2,178,270, as well as an international PCT application No. PCT/CA97/00377 on this innovative technology. The RINO system provides a simple, inexpensive solution for all restaurants and food-related industries with regards to compliance with existing and future environmental legislation. The RINO(TM) System is design to work in conjunction with existing grease trap filtration systems. The RINO(TM) System will serve as a pre-grease trap filtration system which captures a large portion of greases and food solids, that are typically sent down the drains of kitchen sinks, in a disposable filtration bag.

     Water is heavily used in industrial, commercial and residential settings during the preparation of food including the cleaning of containers, cookware and utensils used in cooking. This produces a consequent amount of waste water which typically contains a substantial amount of organic matter, including grease. Grease which enters the public sewage system may be treated at sewage treatment plants at a substantial cost. In industrial and commercial settings, some local governments mandate the use of grease trap collection units to minimize the volume of grease entering the public sewage system.

     Standard grease trap collection units consist of settling tanks for the collection of grease and other waste solids. These tanks may form part of the waste water flow path and accordingly may not separate grease and other organic matter efficiently. Furthermore, standard grease trap collection units may require the services of a grease removal specialist to empty the trap and dispose of the grease. Grease traps also generally require regular maintenance to prevent the build up of excessive grease in the trap and the pipes. Excessive grease in waste water systems may result in excessive bacteria, which may attract vermin or insects, may cause blocked pipes and reduced flow rates in sinks, and may allow noxious odors to enter the kitchen and restaurant seating areas through waste water drains.

     The patent pending RINO(TM) System is in compliance with Canadian Federal and Provincial Regulatory requirements. In fact, current studies and literature are leaning towards mandatory implementation of pre-grease trap interceptors of grease and waste solids (i.e. RINO(TM) System). Current Canadian study groups such as the OPIA (Ontario Plumbing Inspectors Association) are also trying to legislate mandatory implementation of grease interceptors in all industrial and commercial locations where food is cooked, processed or prepared.

     American study groups such as the PDI (Plumbing and Drainage Institute) and the ASPE (American Society of Plumbing Engineers) also have identified the problem with grease and waste solids entering the public sewage system.

     Test data captured from RINO(TM) Systems installed in various locations has been recently tested and audited by an independent engineering and consulting company. Tests performed have proven the RINO(TM) System to be highly cost effective. Preliminary observations based on the testing have identified the following benefits:

     1. reduces the amount of grease and waste solids which flow down the drain;

     2. reduces the risk of the clogging or backing up of grease traps and sinks;

     3. reduces the number of grease trap cleanings required (which will reduce down time associated with costly specialists required to clear the drains);

     4. reduces the odors associated with the grease trap (especially during cleaning);

     5. reduces the costs to the municipality for treating the sewage in the public sewage system;

     6. increase in overall management and environmental awareness;

     7. reduces closure of restaurant and loss of revenue due to the backing up of the grease trap, clogged sinks and plumbing.

     During its initial phase of development, the Company intends to formulate profitability budgets, and marketing plans with the intention to make presentations to overseas manufacturing firms to become its marketing company in the United States. To date, no manufacturing companies have signed a contract with Rhino. A manufacturer/client needs to be identified and contracted with in order for Rhino to begin to receive revenues. The Company intends to focus on achieving and maintaining profitability also ensuring tight financial and systems control by 1) being fully prepared for cyclical sales performance while still providing top quality customer service, 2) focusing on quality, not quantity, of new staff, 3) instituting financial/accounting software systems to enable much tighter cash flow and inventory control, and minimizing long-term contractual arrangements with suppliers and keeping minimum order quantities as low as possible.

B.  Principal Products

The Product

     The RINO(TM) System is the registered trademark name for the pre-grease trap interceptor filtration system. An initial installation provides a collector body and contains one removable filter. Refills of the removable filters are then supplied to the customer as required.

     Once the RINO(TM) unit is installed, the discharge water from the establishments' sinks will be gravity fed into the cap (i.e. waterfeed OTM CAP) of the RINO(TM) unit. The discharge water will pass through a collection bag (i.e. filter bag) that will trap the waste materials while letting the water pass through the discharge hole into a waste water collection area, which will be emptied as follows:

     1. Gravity Model - waste water will flow through the discharge outlet and reenter the resident plumbing drainage lines prior to the resident grease trap interceptor.

     2. Pump Model -in height restricted areas, an electrical waste water pump is used to pump the water out of the RINO(TM) prior to the resident grease trap interceptor.

     The filtration bag can be easily emptied and replaced via a front access cover on the RINO(TM) unit by any staff member of the respective establishment. Upon removal of the filtration bag, it can be disposed of through the normal waste removal collection system. Numerous tests performed to date have proven the existing filter bag to be the most efficient in terms of its filtering capabilities. The existing filter bag specifications are as follows:

          Needle count:    401
          Cylinder size:   3-1/2
          Start up yarn:   30/2 stretch nylon
          Body yarn:       40/l/S stretch nylon 40/1/Z stretch nylon
          Run out yarn:    60/1 cotton
          Knit length:     16 inches
          Finish length:   12 inches

These specifications have been determined as a result of numerous tests performed.
                                        3

Problems with Existing Grease Traps

     The prevailing method of intercepting and removing fats, oil and grease from waste water is through the use of grease traps. Grease traps are intended to provide some retention time to cool the warm liquefied grease for separation in the form of a surface scum or oil layer. Unfortunately, most grease traps are undersized and provide only minimal grease separation prior to discharge to sewers. Additionally, emulsified oil, unless the emulsion breaks, will normally not separate in grease traps. To make things worse, many facilities do not adequately maintain or service the existing grease traps.

     Grease and waste solids which are not removed in grease traps will cool down in sewers, both private and municipal, and in this way result in gradual grease build-up within the sewers, leading to flow restrictions or complete blockages. These blockages lead to bad odors scented in the respective facilities, increased number of grease trap cleanings, potential down-time (i.e. shut downs) as a result of costly work required to hire specialists to clean any blockages, and an overall negative effect on the facilities' operations. Additional expenses may be incurred due to municipal cost recovery on prosecutions (i.e. fines) for municipal blockages.

     Rhino is committed to reduce and eventually eliminate the above noted problems efficiently and most importantly cost-effectively. Efforts are being made to create a low cost and highly effective biodegradable bag. This bag will reduce any concerns raised by the currently used nylon bag to eliminate any waste control issues.

     Installation of the RINO(TM) System can be accomplished with a minimum of disruptions to existing plumbing systems. Any local plumber will be able to easily install a RINO(TM) relatively short period of time.

     Rhino is experiencing growth in the demand for the RINO(TM) System that has pushed the Company well beyond its current operating capabilities. A new facility, the hiring and training of information technicians and engineers, and the hiring of marketing and management staff are required immediately to allow Rhino to fill product orders in an efficient manner.

Physical Requirements

     To provide adequate office and storage space for growth, the company requires a five to seven thousand square foot facility. The location of the facility will be located in the central Greater Toronto Area near one of the 400 series highways to accommodate the anticipated high volume of traffic.

Staffing/Training

     In addition to existing personnel, the Company intends to hire a full-time marketing/sales manager who will work with Gordan Novak, the Vice President of Sales and Marketing. Mr.

Novak has previous experience in the area of pollution control. The Sales Manager will be responsible for the training of a strong sales team, as well as ensuring the maintenance of a client database.

     The Company intends to hire two full-time administrative personnel. The first staff member as a general bookkeeper, and the second as a secretarial assistant/receptionist to provide general secretarial services to management. Additional office personnel will be hired as needed to meet the needs of the company as it grows.

     Laboratory technicians/engineering firms will be contracted as required to maintain the Company's commitment to research and development in the area of eliminating waste water grease and solids and to develop new technology and/or new product lines.

C.  Manufacturing

     The Company is dedicated to quality products. As such, the Company will be seeking IS09000 accreditation and using IS09000 approved suppliers.

     The Company does not intend to manufacture any of the products it sells. All manufacturing is subcontracted with manufacturing companies who work towards the Company's patented and registered designs. Blow Mold Engineering has been contracted to perform the tooling. Cousins Currie Limited will be responsible for the production of the plastic shells which in turn will be equipped with Beckett Pumps. Therefore, the Company will not manufacture its own products but will only perform sales and distribution, installations, redesigning, testing and servicing.

     Benefits of not manufacturing are as follows:

     1. Decrease in working capital required to conduct business;

     2. Increase focus on sales and marketing;

     3. Able to increase capacity quickly with a reduction in capital costs;

     4. Increase in overall flexibility.

     The RINO(TM) System is a pre-grease trap interceptor filtration system. Once the RINO(TM) System is sold and installed, RINO(TM) filter bags will be sold to RINO(TM) users on a continual basis.

Product Positioning and Pricing

     The use of the RINO(TM) System reduces the amount of grease and waste solids entering into the public sewage system. The savings in reducing grease and waste solids have been proven through a significant number of studies performed. Studies have proven that existing grease traps normally require cleaning frequency of once every two weeks without RINO(TM), and one cleaning every six weeks with RINO(TM) This results in cleanings required approximately three times less frequently. Since the cost per cleaning is $80 in the test market of Metropolitan Toronto, an approximate annual saving of using the RINO(TM) System, taking into consideration the cost of bags at $0.95 per bag, is expected to be approximately $1,018 per year after installation.

     Such a saving equates to a payback of approximately one year for the pump unit and approximately eight months for the gravity unit based on the projected installed sale price of a RINO(TM) System. Savings will also be in the form of reduced down time, no loss of customers due to odors and no requirement to hire a plumber to clean drains, and reduced risk of fines as a result of violations of sewer use by-laws, which could cost up to $50,000 per violation.

     The publication "Best Management Practices" from the Canadian Ministry of Environment and Energy directed to the restaurant sector are recommending that restaurants reduce the amount of solids that are flushed down the drain. Various government regulations exist to prevent solids and grease from entering into the sewage system.

D.  The Market and Product Distribution

     The potential markets are restaurants, and food producing and processing facilities. The primary initial markets in Canada are Toronto, Montreal and Vancouver. Upon successful entrance into the Canadian market, the Company intends to focus its marketing efforts in American states such as California, Florida and New York. Current test units, installed in various large food retail chains are expected to decrease the time required to enter the large American market.

E.  Marketing Strategy

     The RINO(TM) System will be marketed through an information campaign directed at all public health and water pollution control officials, restaurants and other food preparation or processing facilities, and to all plumbing materials distribution outlets.

     The Company's sales and technical representatives will also attend all seminars and conferences held by the Federal, Provincial and Municipal Ministries of Health and Environment in Canada to talk to decision makers in each community. Representatives will also attend trade shows held by plumbing associations to increase the overall awareness of the product. Contacts made and requests developed through these sources will be followed up by the marketing department.

     Promotional material, such as brochures, CD ROM, documentation videos and an Internet web page is currently being prepared and will be available for distribution by all Rhino sales staff. As well, there is a telephone marketing program being implemented that will generate leads for all sales staff.

     A professional exhibit will be designed and built for use at various conferences and trade shows. This information exhibit will focus on the mechanics of the RINO(TM) System, the problems the system resolves, and the spin-off benefits and savings that result from the use of the system. Research papers supporting these benefits will be made available.

Sales

     The Company has entered into an exclusive sales and distribution agreement with Hamlet and Gameau Inc. ("H&G"). H&G is one of North America's leading distributors of plumbing related products with a large and experienced sales force.

Direct Sales

     The Company expects that a portion of its sales will come from direct sales to owner managed restaurants across Canada and the United States. These sales will be achieved by commission only sales personnel who will be affiliated with but not directly working for the Company. These sales people will acquire RINO(TM) Units through the H&G product distribution channels at standard company wide pre-set pricing.

Restaurant Chains

     The large number of franchise restaurants chains in North America will require a combined effort from all of the Company's senior management team as well as H&G's sales agents to adequately service this potential sales market. Most of the fast food chains have central purchasing and distribution for most of their standard equipment and supply requirements. Selling to the head office the need and benefits to the total organization will result in large quantity orders to a customer.

Wholesale Plumbing Distributors

     The Company anticipates the majority of its sales will be made through the wholesale plumbing distribution chains in North America. H&G's current sales force and sales agents currently serve the North American plumbing market place. Through H&G's established distribution network, the Company's product line will be shown, demonstrated and displayed in over 250 locations across North America. These outlets are where plumbers go to purchase their supplies and equipment.

     The Company's plan for sales and marketing literature, including print advertisement in appropriate restaurant magazine and plumbing distribution circulars will help create a demand for the product.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

     The following discussion and analysis of the Company's consolidated financial condition and results of operation for the fiscal year ended July 31, 1999, 1998 and 1997, should be read in conjunction with the Company's consolidated financial statements included elsewhere herein. When used in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected.

A.  General Discussion of the Company

     The Company is primarily engaged in the design, development, assembly, marketing and sale of a unique patent-pending wet waste interceptor plumbing product called the RINO(TM) System. During the fiscal years July 31, 1999 ("fiscal 1999"), July 31, 1998 ("fiscal 1998"), and July 31, 1997 ("fiscal
1997"), the Company's management has concentrated its time and efforts on ensuring that the Rhino wet waste interceptor product line be designed and developed into a product line that can be manufactured efficiently and consistently to meet a wide variety of end users needs.

     During the above three fiscal year time periods, a sales and marketing strategy has been developed and it is currently being introduced to the world-wide market via the Company's attendance at various industry related trade shows, trade print advertisements, and via the Company's Internet web site "rhinoeco.com".

     The Company intends to continue this sales and marketing approach to raise the general public's awareness of the Rhino wet waste interceptor product line and to obtain a distribution network of exclusive and non-exclusive dealers. The Company intends to supply quality, manufactured product line to a professionally trained and dedicated dealer network.

     As of the end of fiscal 1999, the Company has had no significant revenue derived from operations. The Company's cumulative net loss to the end of fiscal 1999 totals $1,0896,760. The Company expects to report positive results from operations during its next fiscal year ending July 31, 2000 ("fiscal 2000"). Such results are intended to be derived from sales of the Company's products through the establishment of exclusive and non-exclusive dealerships throughout North America and the Caribbean. Establishment of such dealerships are intended to commence during the first quarter of operations in fiscal 2000. The Company intends to enlarge the dealership base and resulting sales throughout the remainder of fiscal 2000.

Liquidity and Capital Resources

     During the past three fiscal years, the Company has financed its operations primarily through cash provided through various short and long term credit facilities and through the private sale of its securities. The Company intends to complete its first public offering of shares during the second quarter of fiscal 2000. The Company's management believes that sufficient funds will be raised from future operations so as to minimize the need for future equity capitalization.

     In addition, management of the Company believes the needs for additional capital going forward will be derived somewhat from internal revenues and earnings generated from the sale of its products and services. If the Company is unable to begin to generate revenues from its anticipated products, management believes the Company will need to raise additional funds to meet its cash requirements.

B.  Segment Data

     The Company has received only limited revenues from sales of its product since its inception. Because of this limited revenue, no table showing percentage breakdown of revenue by business segment or product line is included.

C.  Governmental Approval, Regulation and Environmental Compliance

     The operations of the Company are subject to regulations normally incident to business operations. In addition, existing publications in the form of "Best Management Practices" from the Ministry of Environment and Energy directed to the restaurant sector are recommending to restaurants to reduce the amount of solids that are flushed down the drain. Various government regulations exist to prevent solids and grease from entering into the sewage system.

     Proposed changes to the Ontario Buildings Code illustrate changes favorable to mandating the use of RINO(TM) (i.e. a food scrap interceptor). Proposed changes to the Ontario Building Code are mandating the use of grease interceptors.

     Joint Provincial Ministry of Environment and Energy and Municipal Metro Works efforts, based on various studies, have concluded that a solids accumulator and grease interceptor shall be required anywhere that food is cooked, processed or prepared. Similar regulations exist or are proposed in the United States. Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of such regulations on its proposed operations.

D.  Risks Associated with Operations

     The Company's long-term success is partially predicated on the strength of developing a comprehensive sales and marketing program.

     Since Rhino does not intend to manufacture its product(s), it will rely on the use of outside manufacturers. As such, there can be no assurance that the product will be manufactured and delivered in a timely manner which would adversely affect the Company's proposed operations.

     While the Company's plan of operations is being developed thoroughly, there is no assurance the plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

     Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

E.  Competition

     As the RINO(TM) System is patent pending, Rhino believes that the RINO(TM) process is very difficult if not impossible to duplicate in the foreseeable future.

     Currently, there are no existing pre-grease trap interceptor filtration systems comparable to the patented RINO(TM) System in place anywhere in North America and as a result the lead time create by Rhino should protect the Company from any future external developments. Other competitors, however, could develop with greater financial and technical resources. Should such competition develop, the Company's operations could be impaired.

Competitive Advantage

     The Company's competitive advantages are numerous. The main advantage is the technological lead the Company has taken in the study of the pre-grease trap interceptor system problem which creates the opportunity for the RINO(TM) System. The technology has also been granted pioneer status, meaning "first use of scientific concept to solve a commercially valuable problem".

     The advantages of the RINO(TM) System over existing grease traps are:

     1. reduces the amount of grease and waste solids which flow into the public sewage system

     2. expensive costs associated with hiring a specialist to pump out backed up material from the drain and resulting in potential down-time

     3. reduces the number of grease trap cleanings

     4. reduces odors associated with the grease trap, particularly during cleaning

     5. reduction in costs to the municipality for treating the sewage in the public sewage system. The Company is quite hopeful that the RINO(TM) System will be endorsed by all water pollution control governmental bodies
                                       10

     6. ncrease in overall environmental awareness.

F.  Developing and Changing Market

     The market conditions for the Company's product is evolving and changing with respect to current and expected future legislative changes. The Company believes the current conditions will continue favorably for this type of venture. There can be no assurance that the Company's assessment of the situation is correct, nor that the products it selects will be accepted by the consumer.

G.  Employees

     As of the current date, the Company has seven full time employees. As the Company increases its operations, additional employees will be required. The Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Wiertzema or Mr. Novak or the Company's inability to attract and retain other qualified employees could have a material adverse affect on the Company.

H.  Risks Associated with Year 2000

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

I.  Additional Information

     The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California

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


90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains its principal business operations at 40 Trowers Road, Woodbridge, Ontario, Canada L4L 7K6. The Company's toll free telephone number is
(877) 746-6224 and the web site address is www.rhinoeco.com.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     The following table sets forth certain information as of November 19, 1999, with respect to the beneficial ownership of Common Stock by (i) each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding Common Stock, (ii) each Director of the Company, and (iii) all executive Officers and Directors of the Company as a group:


Name of Beneficial Owner(1)                          Number of Shares               Percent of Class(2)
---------------------------                          ----------------               -------------------
Mark Wiertzema                                            894,885                            16%
Gordan Novak                                               53,333                             1%
Jan Walsh                                                  12,000                             0%
Harjit Singh                                                    0                             0%
ABT International SA                                      350,000                             5%

All Directors and Officers
as a group                                                960,218                            17%

----------------

(1) As used in this table "beneficial ownership" means the sole or shared power to vote, or to direct the voting of a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).

(2)  Figures are rounded to the nearest percentage.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     The following table sets forth the names and positions with the Company and ages of the executive Officers and Directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


     Name                                  Age                                    Title
     ----                                  ---                                    -----
Mark Wiertzema                              49                         President and Chief Financial Officer
Gordan Novak                                50                         Vice President
Jan Walsh                                   43                         Secretary/Treasurer
Harjit Singh                                39                         Director

Duties, Responsibilities and Experience

Mark Wiertzema, President and Chief Financial Officer

     Mark Wiertzema currently serves as President and Chief Financial Officer of the Company. Mr. Wiertzema graduated from the University of Iowa, where he received both his graduate (B.B.A.) and post-graduate (MBA) degrees. Mr. Wiertzema has over 25 years of experience in financial and strategic management of regional, national and international corporations. During the last 10 years, Mr. Wiertzema has had a managerial position in an independent company that collects, transports, re-directs, re-deploys, re-uses and recycles non-hazardous solid and liquid waste products from large municipalities.

Gordan Novak, Vice President

     Since February, 1999, serves as Vice President of the Company. Mr. Novak is Vice President of Light Steel Technologies, Inc., which licenses proprietary light steel building technology and has established a number of joint ventures in Czech Republic, Croatia, Germany, Russia and Ukraine. Mr. Novak was an advisor to Queen of Diamonds Resources, Inc., where he negotiated the purchase of mineral rights in Guyana. He also negotiated exclusive first right of refusal for all mineral resources (excluding oil) in Somalia, and signed exclusive contract for export of that country's scrap metal. In 1996, he acted as advisor to Alba Resources, Inc., negotiating 50% joint venture agreements for two base metal properties in Newfoundland. Mr. Novak has had over 28 years of business experience.

Jan Walsh, Secretary/Treasurer

     Jan Walsh, since March, 1999, has served as Secretary/Treasurer of the Company. Ms. Walsh works extensively on the development and maintenance of corporate images through imaginative corporate logo design, print literature and corporate informational videos. Ms. Walsh is a graduate of the Ontario College of Art & Design and is an accomplished professional caricature artist. Her professional objective is to create a better future in the world's ecology through waste management efficiencies, practices and industrial pollution prevention.
                                       13

Harjit Singh

     Harjit Singh currently serves as Director of the Company. Mr. Singh received his Bachelor of Arts degree in 1980. From 1981 to 1988, Mr. Singh was Assistant Manager for Perwira Harib Bank where he was responsible for overseeing daily banking operations and investors portfolios. From 1988 to 1991, he served as a personal banking representative for the Canadian Imperial Bank of Commerce. Mr. Singh specialized in recovery of non-performing loans. From 1991 to present, Mr. Singh works for Toronto Police Services as a Police Constable. Mr. Singh intends to utilize his acquired skills and experience while serving as a Director of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

     Mark Wiertzema has received total compensation and benefits of $92,502 for serving in the capacity of President and Chief Financial Officer. In addition, Mr. Wiertzema is the beneficial owner of 894,885 shares of the Company's common stock.

     Should the Company become profitable and produce commensurate cash flows from operations, compensation may be paid to key additional personnel, however, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's Officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as positive cash flow to include equity sales, operating cash flows, capital requirements, and a positive cash flow balance. At the time cash flow reaches this point, and appears to be sustainable, the Officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company's management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time.

     There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

Key Officer Employment Agreements

     No employment contracts have been negotiated or signed as yet. However, the Company plans on having all key employees and officers sign a detailed employment contract as appropriate.

Compensation of Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Stock Option Plan and Non-Employee Directors' Plan

     No stock option plan has been set forth, and no non-employee directors' plan has been instituted. The Company may decided, at a later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Certain family members of the Company's President and the Secretary/Treasurer own shares of the Company's common stock as set forth below:

     Mark Wiertzema, President and CFO, is related to the following shareholders:


Name                                 # of Shares            Relationship           Acquired
----                                 -----------            ------------           --------
Nathan & Amber Wiertzema                10,000              Nephew & wife          01/99
Nicole Wiertzema                         5,000              Niece                  01/99
Jonathan Wiertzema                       5,000              Son                    01/99
Ollie Wiertzema                         10,000              Father                 03/99

     Jan Walsh, Secretary/Treasurer, is related to the following shareholders:


Marie Walsh                              5,000              Sister                 01/98
Douglas Koch                            14,000              Brother-in-law         01/98
Zuanna Koch                             10,000              Sister-in-law          03/99

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of common stock, $.0001 par value per share, of which 6,524,539 shares were outstanding as of the date of this filing. The Company is not authorized to issue shares of preferred stock. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred Stock, Convertible Stock, or Warrants as of the date of this filing.

Transfer Agent

     The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act") and are restricted securities with the exception of 1,000,000 shares issued pursuant to Rule 504, Regulation D. The Company intends to file a Form 15c2-11 with the NASD so that it can be listed on the OTC Electronic Bulletin Board for trading.

     Since its inception April 7, 1999, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of fund available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

     As of November 19, 1999, there were approximately 113 common shareholders of record.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not presently a party to any litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

     In April, 1999, the Company received subscriptions for the purchase of shares of common stock in a private placement pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, at a price of $1.00 per share for a total of $1,000,000. There are 113 shareholders. Only the Company's President and Chief Financial Officer owns greater than 5% of the shares.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

     Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

     Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the fullest extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; (i) for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

PART F/S

FINANCIAL STATEMENTS

     The Audited Financial Statement of the Company, prepared by KPMG, LLP, Chartered Accountants, Commerce Court West, P.O. Box 31 Stn Commerce Court, Suite 3300, Toronto, Ontario M5L 1B2, required by Regulation S-X commence on page F/S 1 hereof in response to
                                       17
this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

EXHIBITS

    2     Reorganization Agreement*

    3    (i)    Articles of Incorporation*
    3    (ii)   By-Laws*

    4    Instruments defining the rights of holders (refer to exhibit 3)

    9    Voting Trust agreement  (not applicable)

   10    Material contracts  (not applicable)

   11    Statement re: Computation of per share earnings (not applicable)

   21    Subsidiary of the Registrant*

   24    Power of Attorney  (not applicable)

   27    Financial Data Schedule (not applicable)

   99    Additional Exhibits (not applicable)
-----------------
* Previously filed.
                                       18

                                 SIGNATURE PAGE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 1999                         Rhino Ecosystems, Inc.

                                          By:   /s/ Mark Wiertzema
                                                -------------------------------
                                                Mark Wiertzema, President & CFO
                                                (Principal Executive Officer)


     Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: November 20, 1999                   By:    /s/ Gordon Novak
                                                 ------------------------------
                                                 Gordon Novak, Vice President


Date: November 20, 1999                   By:    /s/ Jan Walsh
                                                 ------------------------------
                                                 Jan Walsh, Secretary/Treasurer


Date: November 20, 1999                   By:    /s/ Harjit Singh
                                                 ------------------------------
                                                 Harjit Singh, Director

                   Financial Statements of
                   (Stated in United States dollars)


                   RHINO ECOSYSTEMS INC.
                   A Development Stage Company


                   Years ended July 31, 1999, 1998 and 1997 kpmg


          KPMG LLP
          Chartered Accountants                       Telephone (416) 777-8500
          Commerce Court West                         Telefax   (416) 777-8818
          PO Box 31 Stn Commerce Court                www.kpmg.ca
          Suite 3300
          Toronto ON M5L 1B2


AUDITORS' REPORT

To the Directors of Rhino Ecosystems Inc.

We have audited the balance sheets of Rhino Ecosystems Inc. as at July 31, 1999, 1998 and 1997 and the statements of earnings, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1999, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.

On September 7, 1999 and September 16, 1998, we reported separately to the shareholders of Rhino Ecosystems Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.



/s/ KPMG LLP



Chartered Accountants
Toronto, Canada
September 7, 1999

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated September 7, 1999 is expressed in accordance with Canadian reporting standards which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


/s/ KPMG LLP



Chartered Accountants
Toronto, Canada
September 7, 1999

RHINO ECOSYSTEMS INC.
Balance Sheets
(Stated in United States dollars)

July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------
                                                                   1999              1998                 1997
--------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash                                                  $          -     $      24,827      $           173
     Goods and services tax recoverable                           6,298            45,135                5,431
     Investment tax credits                                      26,675            26,576               27,071
     Inventory (note 3)                                          37,917            20,483                    -
     Prepaid expenses and deposits                               11,402            35,343                    -
     Due from related parties (note 8)                                -            38,233               23,267
--------------------------------------------------------------------------------------------------------------
                                                                 82,292           190,597               55,942

Fixed assets (note 4)                                           277,647           342,604                    -
Patent                                                           77,691            29,305                    -
Due from Le Group De Recuperation O'Energie
   P.H. Inc. (note 5)                                                 -            99,213               22,713

--------------------------------------------------------------------------------------------------------------
                                                           $    437,630     $     661,719      $        78,655
--------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness                                     $     34,532     $           -        $           -
     Accounts payable and accrued liabilities                   181,376           219,962               56,281
     Loans payable (note 6)                                           -                 -               72,553
     Current portion of long-term debt (note 7)                  20,746            17,225                    -
     Due to related parties (note 8)                            111,468             2,023               31,533
--------------------------------------------------------------------------------------------------------------
                                                                348,122           239,210              160,367

Long-term debt (note 7)                                         127,935           148,130                    -
Other obligation (note 9)                                       311,946                 -                    -

Shareholders' equity (deficiency):
     Share capital (note 10)                                    736,387           736,387                   73
     Deficit accumulated during development stage            (1,081,316)         (448,618)             (82,467)
     Accumulated other comprehensive income (loss)               (5,444)          (13,390)                 682
--------------------------------------------------------------------------------------------------------------
                                                               (350,373)          274,379              (81,712)

Commitments and contingencies (note 11)
Future operations (note 1)
--------------------------------------------------------------------------------------------------------------
                                                           $    437,630     $     661,719      $        78,655
--------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

RHINO ECOSYSTEMS INC.
Statements of Earnings
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------
                                                                                                    Cumulative
                                                                                                  total during
                                                                                                   development
                                                 1999              1998              1997                stage
--------------------------------------------------------------------------------------------------------------
Sales and other income                   $     28,998     $           -     $           -      $        28,998

Expenses:
     Cost of goods sold                        13,384                 -                 -               13,384
     Marketing                                156,788           113,750                 -              270,538
     Professional and consulting fees         115,454            77,530            21,500              214,484
     Amortization of fixed assets             115,253             8,616                 -              123,869
     Office salaries, benefits and
       services                                92,502            55,374                 -              147,876
     Research and product
       development (note 14)                   45,087             2,183            21,004               68,274
     Rent                                      37,505            38,593             8,369               84,467
     Travel and promotion                      25,925            21,576            18,397               65,898
     Interest on long-term debt                15,679             5,012                 -               20,691
     Bank charges and interest                 14,104            11,428                75               25,607
     Office and general                        13,667            25,252             9,989               48,908
     Telephone                                 10,475             5,167             3,080               18,722
     Utilities                                  3,563             1,124                53                4,740
     Insurance                                  2,310               546                 -                2,856
--------------------------------------------------------------------------------------------------------------
                                              661,696           366,151            82,467            1,110,314

--------------------------------------------------------------------------------------------------------------
Loss for the year                        $    632,698     $     366,151     $      82,467      $     1,081,316
--------------------------------------------------------------------------------------------------------------

Loss per common share                    $       0.11     $        0.11     $      824.67      $          0.74
--------------------------------------------------------------------------------------------------------------

Weighted average number of common
   shares outstanding                       5,525,539         3,327,005               100            1,450,905
--------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RHINO ECOSYSTEMS INC.
Statements of Shareholders' Equity (Deficiency)
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

-----------------------------------------------------------------------------------------------------
                                                           Deficit
                                                       accumulated       Accumulated
                                                            during             other
                                             Common    development     comprehensive
                                             shares          stage     income (loss)            Total
-----------------------------------------------------------------------------------------------------

Shares issued on incorporation           $       73   $          -     $           -      $        73

Loss for the year                                 -        (82,467)                -          (82,467)

Foreign currency translation
    adjustment                                    -              -               682              682
-----------------------------------------------------------------------------------------------------

Balance, July 31, 1997                           73        (82,467)              682          (81,712)

Shares issued:
     Issued for cash                        609,117              -                 -          609,117
     Issued for services                     14,015              -                 -           14,015
     Issued for cash and
       conversion of loan                   157,871              -                 -          157,871
-----------------------------------------------------------------------------------------------------
                                            781,003              -                 -          781,003
     Less share issue costs                 (44,689)             -                 -          (44,689)
-----------------------------------------------------------------------------------------------------
                                            736,314              -                 -          736,314
-----------------------------------------------------------------------------------------------------

Loss for the year                                 -       (366,151)                -         (366,151)

Foreign currency translation
     adjustment                                   -              -           (14,072)         (14,072)
-----------------------------------------------------------------------------------------------------

Balance, July 31, 1998                      736,387       (448,618)          (13,390)         274,379

Loss for the year                                 -       (632,698)                -         (632,698)

Foreign currency translation
     adjustment                                   -              -             7,946            7,946

-----------------------------------------------------------------------------------------------------
Balance, July 31, 1999                   $  736,387   $ (1,081,316)    $      (5,444)     $  (350,373)
-----------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

RHINO ECOSYSTEMS INC.
Statements of Cash Flows
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------
                                                                                           Cumulative
                                                                                         total during
                                                                                          development
                                               1999            1998           1997              stage
-----------------------------------------------------------------------------------------------------
Cash flows provided by (used in):

Operations:
     Loss for the year                   $ (632,698)     $ (366,151)    $  (82,467)     $  (1,081,316)
     Adjustments to reconcile
       loss for the year to net cash:
         Amortization of fixed assets       115,253           8,616              -            123,869
         Goods and services tax
           recoverable                       38,837         (39,704)        (5,431)            (6,298)
         Investment tax credits                 (99)            495        (27,071)           (26,675)
         Inventory                          (17,434)        (20,483)             -            (37,917)
         Prepaid expenses and deposits       23,941         (35,343)             -            (11,402)
         Due from related parties            38,233         (14,966)       (23,267)                 -
         Accounts payable and accrued
           liabilities                       59,231          65,864         56,281            181,376
         Due to related parties             109,445         (29,510)        31,533            111,468
-----------------------------------------------------------------------------------------------------
                                           (265,291)       (431,182)       (50,422)          (746,895)

Financing:
     Bank indebtedness                       34,532               -              -             34,532
     Loans payable (note 6)                       -          (2,471)        72,553             70,082
     Proceeds from long-term loan                 -         165,355              -            165,355
     Principal payments on long-term
       debt                                 (16,674)              -              -            (16,674)
     Other obligation (note 9)              311,946               -              -            311,946
     Issuance of share capital                    -         710,921              -            710,994
     Share issue costs                            -         (44,689)             -            (44,689)
-----------------------------------------------------------------------------------------------------
                                            329,804         829,116         72,553          1,231,546

Investments:
     Due from Le Group De Recuperation
        O'Energie P.H. Inc. (note 5)         99,213         (99,213)             -                  -
     Expenditures on fixed assets           (50,296)       (351,220)             -           (401,516)
     Accounts payable for fixed assets      (97,817)         97,817              -                  -
     Expenditures on patent                 (48,386)         (6,592)       (22,713)           (77,691)
-----------------------------------------------------------------------------------------------------
                                            (97,286)       (359,208)       (22,713)          (479,207)
-----------------------------------------------------------------------------------------------------

Other:
     Foreign currency translation
        adjustment                            7,946         (14,072)           682             (5,444)
-----------------------------------------------------------------------------------------------------

Increase (decrease) in cash                 (24,827)         24,654            100                  -

Cash, beginning of year                      24,827             173             73                  -

-----------------------------------------------------------------------------------------------------
Cash, end of year                        $        -      $   24,827     $      173      $           -
-----------------------------------------------------------------------------------------------------
Interest paid                            $   18,165      $   11,859     $        -      $      30,024
-----------------------------------------------------------------------------------------------------
Income taxes paid                        $        -      $        -     $        -      $           -
-----------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

Rhino Ecosystems Inc. (the "Company") is incorporated under the provisions of the Business Corporations Act (Ontario). The Company is considered to be a development stage company, as from inception, it has been primarily engaged in developing the manufacturing process for a food scrap interceptor and has had no significant revenue derived from operations.

The Company's cumulative net loss and comprehensive loss for the period from incorporation on June 7, 1996 to July 31, 1999 totalled $1,086,760.

1.     FUTURE OPERATIONS:

       These financial statements have been prepared on the going concern basis notwithstanding the effect of significant losses since incorporation; negative working capital and deficiency in shareholders' equity at July 31, 1999. The application of the going concern concept which assumes the realization of assets and liquidation of liabilities in the normal course of business, is dependent on the Company's ability to attain profitable operations and obtain sufficient cash from external financing to meet the Company's liabilities and commitments as they become payable. Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable.

       A failure to continue as a going concern would then require that stated amounts of assets and liabilities be reflected on a liquidation basis which could differ from the going concern basis.

2.     SIGNIFICANT ACCOUNTING POLICIES:

       These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, the more significant of which are outlined below:

       (a)  Inventory:

            Inventory is valued at the lower of cost, determined on a first-in, first-out basis and market. For materials, market is defined as replacement cost; for work-in-process and finished goods, market is defined as net realizable value.

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (b) Fixed assets:

           Fixed assets are stated at cost less related investment tax credits. Amortization is provided on a straight-line basis from the date the asset is put in use using the following annual rates:


---------------------------------------------------------------------------
           Asset                                                       Rate
---------------------------------------------------------------------------

           Moulds and dies                                          3 years
           Manufacturing equipment                                  3 years
           Furniture and fixtures                                   3 years
           Office equipment                                         3 years
           Computer equipment                                       3 years
           Vehicle                                                  2 years

---------------------------------------------------------------------------


       (c) Patent:

           Patent is stated at the cost incurred to date with respect to a Patent Cooperation Treaty International Application to apply for letters of patent. It is anticipated that amortization will be provided by the straight-line basis over seventeen years when the Company attains a commercial level of production and sales.

       (d) Income taxes:

           Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

       (e) Investment tax credits:

           Investment tax credits relating to fixed asset purchases and research and development expenses are accounted for as a reduction of the cost of such assets and expenses respectively.

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (f) Research and product development:

            Research and product development costs are expensed as incurred.

       (g) Foreign currency translation:

           The Canadian dollar is the functional currency of the Company's business. The financial statements are translated into United States dollars using the average rates for the year for items included in the statements of earnings and the current rate for items included in the balance sheets. The translation gains or losses are included in the statements of shareholders' equity (deficiency) as other comprehensive income or loss.

       (h) Use of estimates:

           The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. Actual results could differ from those estimates.

3.     INVENTORY:

--------------------------------------------------------------------------------------------------------------
                                                                         1999            1998             1997
--------------------------------------------------------------------------------------------------------------
       Materials                                                  $    28,291     $    20,483    $           -
       Work-in-process and finished goods                               9,626               -                -

--------------------------------------------------------------------------------------------------------------
                                                                  $    37,917     $    20,483    $           -
--------------------------------------------------------------------------------------------------------------


4.     FIXED ASSETS:

--------------------------------------------------------------------------------------------------------------
                                                                         1999            1998             1997
--------------------------------------------------------------------------------------------------------------
                                                   Accumulated       Net book        Net book         Net book
                                           Cost   amortization          value           value            value
--------------------------------------------------------------------------------------------------------------

       Moulds and dies              $   324,447    $    98,553    $   225,894     $   287,097    $           -
       Manufacturing equipment           35,273          5,609         29,664          23,991                -
       Furniture and fixtures            19,388          6,464         12,924          18,412                -
       Office equipment                   6,721          2,241          4,480           5,525                -
       Computer equipment                 6,140          2,078          4,062           6,415                -
       Vehicle                            1,247            624            623           1,164                -

--------------------------------------------------------------------------------------------------------------
                                    $   393,216    $   115,569    $   277,647     $   342,604   $            -
--------------------------------------------------------------------------------------------------------------

                                       7

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

5.     DUE FROM LE GROUP DE RECUPERATION O'ENERGIE P.H. INC.:

       During March 1998, in the course of negotiations to acquire all of the outstanding and issued shares of Le Group De Recuperation O'Energie P.H. Inc., the Company advanced to Le Group De Recuperation O'Energie P.H. Inc. $99,213. The advance was non-interest bearing and was to be recovered upon either the favourable or unfavourable conclusion of the negotiations. On August 26, 1999, the negotiations were concluded with the transaction not proceeding. The recovery of the $99,213 was recorded in the financial statements as an offset to amounts payable to affiliated companies of Le Group De Recuperation O'Energie P.H. Inc., as at July 31, 1999.

       Imputed interest computed at comparable market rates on the interest free advance is considered not to be material to the financial statements. Consequently, the financial statements do not include any income for imputed interest on the interest free advance.

6.     LOANS PAYABLE:

       In the fiscal year ended July 31, 1997, the Company received interest free loans in the aggregate amount of $72,553. In the fiscal year ended July 31, 1998, the lenders acquired in aggregate 758,710 common shares of the Company for consideration consisting of cash $87,789 and conversion of the loans of $70,082 to share capital.

       Imputed interest computed at comparable market rates on the interest free loans prior to conversion to share capital is considered not to be material to the financial statements. Consequently, the financial statements do not include a charge for imputed interest on the interest free loans.

7.     LONG-TERM DEBT:

----------------------------------------------------------------------------------------------------
                                                                 1999           1998            1997
----------------------------------------------------------------------------------------------------
       Term loan bearing interest at the bank's
           prime rate plus 2.5%, repayable in principal
           monthly instalments of $2,604 plus
           interest, due October 2008                        $148,681      $ 165,355        $      -

       Current portion of long-term debt                      (20,746)       (17,225)              -

----------------------------------------------------------------------------------------------------
                                                             $127,935      $ 148,130        $      -
----------------------------------------------------------------------------------------------------

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


7.     LONG-TERM DEBT (CONTINUED):

       The term loan is secured by a security agreement on specific equipment and by a shareholder's guarantee in the amount of $41,339.

       The aggregate maturities on long-term debt for each of the five years subsequent to July 31, 1999 are as follows: 2000 - $20,746; 2001 - $20,746; 2002 - $20,746; 2003 - $20,746 and 2004 - $20,746.

8.     RELATED PARTY TRANSACTIONS:

       The Company purchases products, administrative, consulting and marketing services from its officers, shareholders, individuals and companies related to the shareholders ("related parties"). The cost of these products and services, aggregating 1999 - $136,498; 1998 - $81,964 and 1997 - $18,472 was charged as follows:

--------------------------------------------------------------------------------------------------
                                                               1999           1998            1997
--------------------------------------------------------------------------------------------------
       Cost of goods sold                                 $  14,842       $      -        $      -
       Professional and consulting fees                      51,642         44,061               -
       Office salaries, benefits and services                47,008         30,521               -
       Travel and promotion                                  15,724          7,382               -
       Research and product development                           -              -          18,472
       Expenditures on fixed assets                           7,282              -               -

--------------------------------------------------------------------------------------------------
                                                          $ 136,498       $ 81,964        $ 18,472
--------------------------------------------------------------------------------------------------


       These transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

       The Company also transfers and receives funds from the related parties. During the year, the Company incurred interest of nil (1998 - $6,847; 1997 - nil) on amounts due to related parties.

       The amounts due from and to related parties that have arisen from these transactions are as follows:

----------------------------------------------------------------------------------------------
                                                             1999         1998            1997
----------------------------------------------------------------------------------------------
       Due from related parties:
           Flow Clean Environmental Systems Inc.          $     -     $ 10,120        $  8,885
           Due from shareholders                                -       28,113          14,382

----------------------------------------------------------------------------------------------
                                                          $     -     $ 38,233        $ 23,267
----------------------------------------------------------------------------------------------

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.     RELATED PARTY TRANSACTIONS (CONTINUED):

---------------------------------------------------------------------------------------------------
                                                               1999           1998             1997
---------------------------------------------------------------------------------------------------
       Due to related parties:
           Due to shareholders                            $ 111,468     $    2,023        $       -
           865331 Ontario Limited                                 -              -           31,533

---------------------------------------------------------------------------------------------------
                                                          $ 111,468     $    2,023        $  31,533
---------------------------------------------------------------------------------------------------


       The amounts due from and to related parties are unsecured with no fixed terms of payment.

       Imputed interest computed at comparable market rates on the amounts due to related parties is considered not to be material to the financial statements. Consequently, the financial statements do not include a charge for imputed interest on the amounts due to related parties.

9.     OTHER OBLIGATION:

       During the year, the Company engaged Hermitage House Investment Company ("Hermitage") a United States merchant bank to prepare and file a Rule 504, Regulation D offering under the United States Securities Act of 1933 (the "Offering"). Pursuant to the Offering, an unrelated United States Corporation was incorporated under the laws of the State of Florida, United States ("U.S. Company") and one million common shares of the U.S. Company were offered at a price of (USD) $1.00 each. As at July 31, 1999, share subscription agreements for 700,000 common shares of the U.S. Company had been executed. The remaining 300,000 common shares of the Offering were provided to Hermitage as compensation for their services. As at July 31, 1999, there were subscription agreements receivable in the aggregate amount of $318,737.

       The Company intends to enter into an agreement, subject to the satisfaction of certain conditions including shareholders' approval, for the shareholders of the Company to convert each common share of the Company into one common share of the U.S. Company. Upon completion of this arrangement, management anticipates that the shareholders of the Company will own approximately 84% of the issued common shares of the U.S. Company. Consequently, on the completion of this transaction, the Company will become a subsidiary of the U.S. Company.

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

9.     OTHER OBLIGATION (CONTINUED):

       In fiscal 1999, the funds received for the share subscriptions were transferred to the Company and the Company incurred legal costs related to the Offering. These transactions are summarized as follows and the net amount thereon is classified as a non-current other obligation in the financial statements as it is anticipated no payment will be required within the next fiscal year.


------------------------------------------------------------------------------

       Proceeds received from Offering                               $ 323,517
       Less legal costs paid by the Company                             11,571

------------------------------------------------------------------------------
                                                                     $ 311,946
------------------------------------------------------------------------------


       Imputed interest computed at comparable market rates on the interest free obligation is considered not to be material to the financial statements. Consequently, the financial statements do not include a charge for imputed interest on the other obligation.

10.    SHARE CAPITAL:

       (a) Authorized:

           Unlimited common shares.

       (b) Issued and outstanding share capital:


--------------------------------------------------------------------------------------------------------------
                         1999                             1998                               1997
--------------------------------------------------------------------------------------------------------------
           Number of                             Number of                          Number of
              shares        Stated value            shares     Stated value            shares     Stated value
--------------------------------------------------------------------------------------------------------------
           5,525,539       $     736,387         5,525,539    $     736,387               100        $      73

--------------------------------------------------------------------------------------------------------------

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

11.    COMMITMENTS AND CONTINGENCIES:

       (a) Lease commitments:

           The Company rents premises and equipment under operating leases with minimum aggregate payments as follows:


           -----------------------------------------------------------

           2000                                               $ 27,316
           2001                                                 18,571
           2002                                                  1,077
           2003                                                    987

           -----------------------------------------------------------
                                                              $ 47,951
           -----------------------------------------------------------

       (b) Supply agreement:

           The Company has in place an exclusive supply agreement with Filterco Inc. which expires April 30, 2003. Pursuant to the agreement, Filterco Inc. is the exclusive supplier to the Company of the disposable filtration bags utilized in its food scrap interceptor.

       (c) Royalties:

           Sales of the Company's food scrap interceptor are subject to royalties at a rate of 3% of the sales price. The royalties are payable to the inventor of the food scrap interceptor who is also a shareholder, as consideration for the inventor's assignment of all rights, title and interest in the invention.

       (d) Uncertainty due to the Year 2000 Issue:

           The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


12. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES:

       The fair value of a financial asset and financial liability is the amount at which the asset or liability could be exchanged in a current transaction between willing parties. Fair value estimates are made as at a specific point in time, using available information about the financial instrument.

       The fair values of goods and services tax recoverable, investment tax credits and accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity or because they are receivable or payable on demand.

       The fair value of long-term debt approximates its carrying amount as the terms and conditions are similar to the market conditions and similar types of borrowings.

       The fair values of the amounts due to related parties and the other obligation are not determinable as comparable financial instruments are not readily available.

13.    INCOME TAXES:

       The tax effects of temporary differences and loss carryforwards that give rise to deferred tax assets at July 31, 1999, 1998 and 1997 are presented below:


-------------------------------------------------------------------------------------------------------
                                                                1999             1998              1997
-------------------------------------------------------------------------------------------------------
       Deferred tax assets:
           Deductible temporary differences                $  31,000         $  7,000         $       -
           Loss carryforwards                                175,000           91,000            18,000
-------------------------------------------------------------------------------------------------------
                                                             206,000           98,000            18,000

       Less valuation allowance                              206,000           98,000            18,000

-------------------------------------------------------------------------------------------------------
                                                           $       -         $      -         $       -
-------------------------------------------------------------------------------------------------------


       The valuation allowance for deferred tax assets as at July 31, 1999, 1998 and 1997 was $206,000, $98,000 and $18,000 respectively. The net change in the total valuation allowance for the years ended July 31, 1999, 1998 and 1997 was an increase of $108,000, $80,000 and $18,000 respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences and loss carryforwards become deductible.

RHINO ECOSYSTEMS INC.
Notes to Financial Statements
(Stated in United States dollars)

Years ended July 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


13.    INCOME TAXES (CONTINUED):

       In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $460,000, $1,500,000 and $2,200,000 prior to 2005, 2006 and 2007 respectively. Based upon the level of historical taxable income and that the Company is considered a development stage company, it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits of the deferred tax assets. Consequently, the deferred tax assets have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that is determined with reasonable certainty that it is more likely than not that some portion or all of the deferred tax assets will be realized.

       At July 31, 1999, 1998 and 1997, the Company has the following amounts available to reduce future years' income for tax purposes.


------------------------------------------------------------------------------------------------------
                                                                1999            1998              1997
------------------------------------------------------------------------------------------------------

       Non-capital losses carried for tax purposes expiring:
       2004                                                $  75,925       $  75,645          $ 82,976
       2005                                                  339,705         338,448                 -
       2006                                                  378,395               -                 -
------------------------------------------------------------------------------------------------------
                                                             794,025         414,093            82,976

       Excess of undepreciated capital cost over net book
         value of fixed assets                               115,569           8,616                 -

       Unamortized share issue costs                          25,400          33,740                 -

------------------------------------------------------------------------------------------------------
                                                           $ 934,994       $ 456,449          $ 82,976
------------------------------------------------------------------------------------------------------


14. RESEARCH AND PRODUCT DEVELOPMENT:


------------------------------------------------------------------------------------------------------
                                                                1999            1998              1997
------------------------------------------------------------------------------------------------------

       Research and product development                    $  45,087       $   3,913          $ 48,593
       Less investment tax credits                                 -           1,730            27,589

------------------------------------------------------------------------------------------------------
                                                           $  45,087       $   2,183          $ 21,004
------------------------------------------------------------------------------------------------------